SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           THISTLE GROUP HOLDINGS, CO.
                          -----------------------------
                            (Name of Subject Company)

                           THISTLE GROUP HOLDINGS, CO.
                          -----------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    88431E103
                                   -----------
                      (CUSIP Number of Class of Securities)

                             Mr. John F. McGill, Jr.
                             Chief Executive Officer
                                6060 Ridge Avenue
                             Philadelphia, PA 19128
                                 (215) 483-2800
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                            Felicia C. Battista, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                (202) 434 - 4660

--------------------------------------------------------------------------------
                             CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION                              AMOUNT OF
--------------------------------------------------------------------------------
VALUATION*: $12,500,000                  FILING FEE: $1,150
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $12.50 per share in cash.

[ ]      Check  the  box if any part of the fee is offset  as  provided  by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
         Amount Previously Paid:   __________.         Filing Party:  _________.
         Form or Registration No.: __________.         Date Filed:    _________.

[ ]      Check  the   box  if   the  filing   relates   solely  to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.    [X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

         This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Thistle Group Holdings, Co., a Pennsylvania corporation, to purchase up to 1,000,000 shares of its common stock, par value $.10 per share, including the associated preferred shares purchase rights issued pursuant to the Rights Agreement dated as of September 30, 1999 between Thistle Group Holdings, Co. and Registrar and Transfer Company, as rights agent. Thistle Group Holdings, Co. is offering to purchase these shares at a price not greater than $12.50 nor less than $11.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Thistle Group Holdings, Co. tender offer is made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 7, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

Item 1.  Summary Term Sheet.

         The information set forth in the "Summary" of the Offer to Purchase for Cash is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The issuer of the securities to which this Schedule TO relates is Thistle Group Holdings, Co., a Pennsylvania corporation (the "Company"), and the address of its principal executive office and its mailing address is 6060 Ridge Avenue, Philadelphia, PA 19128.

         (b) This Schedule TO relates to the offer by the Company to purchase up to 1,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, $.10 value per share (the "Shares"), 6,496,655 of which Shares were outstanding as of May 7, 2002.

         (c) The information set forth in "Summary" and "Section 9. Price Range of Shares; Dividends; Rights Agreement; Other Agreement" of the Offer to Purchase for Cash is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The Filing Person for which this schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2 (a) above.

         The business address of each of the Company's directors and executive officers is 6060 Ridge Avenue, Philadelphia, Pennsylvania. The names and titles are set forth below.

         Add B. Anderson, Jr., Director
         James C. Hellauer, Director
         William A. Lamb, Sr., Director
         Francis E. McGill, III, Director
         John F. McGill, Jr., Chairman of the Board, Chief Executive Officer Douglas R. Moore, Senior Vice President
         Charles A. Murray, Director
         Jerry A. Naessens, Executive Vice President, Chief Financial Officer and Director

Item 4.  Terms of the Transaction.

         (a) The information set forth in "Summary" and "Section 1. - Number of Shares; Price; Priority of Purchase," "Section 4. - Procedures for Tendering Shares," "Section 5. - Withdrawal Rights," "Section 10. - Source and Amount of Funds," "Section 12. - Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" and "Section 13. - Effects of Our Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase for Cash is incorporated herein by reference.

         (b) Securities will not be purchased from any officer, director or affiliate of the Subject company. The information set forth in "Section 4. - Procedures for Tendering Shares" and "Section 12. Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase for Cash is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         The information set forth in "Section 9. -- Price Range of Shares; Dividends, Rights Agreement; Other Agreement" of the Offer to Purchase for Cash is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans and Proposals.

         (a) - (c) The information set forth in "Section 2. - "Purpose of and Reasons for the Offer," and "Section 12. Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase for Cash is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in "Section 10. - Source and Amount of Funds" of the Offer to Purchase for Cash is incorporated herein by reference.

         (b) The information set forth in "Section 8. - Conditions of Our Offer"and "Section 10. - Source and Amount of Funds" of the Offer to Purchase for Cash is incorporated herein by reference.

         (d) The information set forth in "Section 10. - Source and Amount of Funds" of the Offer to Purchase for Cash is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

         (a) - (b) The information set forth in "Section 12. - Information about our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase for Cash is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated, or Used.

         (a) The information set forth in "Section 17. - Fees and Expenses" of the Offer to Purchase for Cash is incorporated herein by reference.

Item 10.  Financial Statements.

         (a) - (c)  Not applicable.

Item 11.  Additional Information.

         (a) - (c) Not applicable.

Item 12.  Exhibits.

         (a) (1) Form of Offer to Purchase for Cash,  dated May 7, 2002 and form
         of  Letter  of  Transmittal   (including   Certification   of  Taxpayer
         Identification Number on Form W-9).

         (a) (2)  Form of Notice of Guaranteed Delivery.

         (a) (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a) (4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form).

         (a) (5) Form of Letter to Shareholders of the Company, dated May 7, 2002 from John F. McGill, Jr., Chairman and Chief Executive Officer of the Company.

         (a)  (6)   Form   of   Guidelines   for   Certification   of   Taxpayer
         Identification Number on Substitute Form W-9.

         (a) (7)  Press Release issued by the Company, dated May 7, 2002.

         (b)  Not applicable.

         (d)  Not applicable.

         (g)  Not applicable.

         (h)  Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2002                                 THISTLE GROUP HOLDINGS, CO.



                                            /s/John F. McGill, Jr.
                                            ------------------------------------
                                            John F. McGill, Jr.
                                            Chairman and Chief Executive Officer